Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Announces Pricing of Upsized US$300 Million Convertible Senior Notes Offering

Toronto, ON – August 13, 2025 - Denison Mines Corp. (TSX: DML)(NYSE AMERICAN: DNN) (“Denison” or the “Company”) announces that, on August 12, 2025, it upsized and priced its previously announced offering of convertible senior unsecured notes due 2031 (the “ Notes”) for an aggregate principal amount of US$300 million (the “Offering”). The Company has granted the initial purchasers of the Notes an option for a period of 13 days, beginning on, and including the date on which the Notes are first issued, to purchase up to an additional US$45 million aggregate principal amount of Notes.

The Notes will bear cash interest semi-annually at a rate of 4.25% per annum. The initial conversion rate for the Notes will be 342.9355 common shares of Denison (“Shares”) per US$1,000 principal amount of Notes, equivalent to an initial conversion price of approximately US$2.92 per Share. The initial conversion rate represents a premium of approximately 35% relative to the closing sale price of the Shares on August 12, 2025 and is subject to adjustment in certain events. The Notes will be convertible into Shares, cash or a combination of Shares and cash, at the Company’s election.

Denison will have the right to redeem the Notes in certain circumstances and holders will have the right to require Denison to repurchase their Notes upon the occurrence of certain events.

The Offering is expected to close, subject to customary closing conditions, on or about August 15, 2025.

The Company intends to use the net proceeds from the Offering for expenditures to support the evaluation and development of the Company’s uranium development projects, including the Wheeler River Uranium Project and general corporate purposes. Additionally, the Company intends to pay the purchase price of approximately US$30.75 million (or approximately US$35.36 million if the initial purchasers fully exercise their option to purchase additional Notes) for the capped call transactions described below with a portion of the net proceeds from the Offering or from existing cash on hand.

In connection with the pricing of the Notes, Denison has entered into privately negotiated cash-settled capped call transactions with one or more of the initial purchasers of the Notes, their respective affiliates and/or other financial institutions (the “capped call counterparties”). The capped call transactions will cover, subject to anti-dilution adjustments substantially similar to those applicable to the Notes, the number of Shares that will initially underlie the Notes, assuming the initial purchasers do not exercise their option to purchase additional Notes. The cap price of the capped call transactions is initially US$4.32 per Share representing a premium of 100% above the last reported sale price of US$2.16 per Share on August 12, 2025 and is subject to certain adjustments under the terms of the capped call transactions. The capped call transactions are expected generally to reduce potential economic dilution upon conversion of the Notes and/or offset any cash payments that Denison could be required to make in excess of the principal amount of any converted Notes upon conversion thereof, as the case may be, with such reduction and/or offset subject to a cap. If the initial purchasers exercise their option to purchase additional Notes, Denison expects to use the net proceeds from the sale of additional Notes for general corporate purposes and additionally, the Company intends to use the net proceeds from the sale of the additional Notes or existing cash on hand to fund the cost of entering into additional capped call transactions with the capped call counterparties.

In connection with establishing their initial hedges of the capped call transactions, the capped call counterparties have advised Denison that they or their respective affiliates expect to enter into various derivative transactions with respect to the Shares concurrently with, or shortly after, the pricing of the Notes, and may unwind these various derivative transactions and purchase Shares in open market transactions shortly after the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of the Shares or the Notes at that time.

In addition, the capped call counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the Shares and/or purchasing or selling the Shares or other of Denison’s securities in secondary market transactions following the pricing of the Notes and prior to the maturity of the Note (and are likely to do so during any observation period related to a conversion of a Note). This activity could also cause or avoid an increase or a decrease in the market price of the Shares or the Notes, which could affect a noteholder’s ability to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of the Notes, it could affect the number of Shares and value of the consideration that noteholders will receive upon conversion of the Notes.

The Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the NYSE American. The Notes issued in connection with the Offering and the Shares issuable upon the conversion of Notes will be subject to a statutory hold period in accordance with applicable securities legislation. The Company intends to rely on the Exemptions for Eligible Interlisted Issuer in accordance with section 602.1 of the TSX Company Manual.

The Notes and the Shares issuable upon the conversion thereof have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), registered under any state securities laws, or qualified by a prospectus in any province or territory of Canada. The Notes and the Shares may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act. The Notes will be offered only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act). Offers and sales in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial and territorial securities laws.

This press release is neither an offer to sell nor the solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Denison

Denison is a uranium mining, exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, a feasibility study was completed for the Phoenix deposit as an ISR mining operation, and an update to the previously prepared 2018 Pre-Feasibility Study was completed for Wheeler River’s Gryphon deposit as a conventional underground mining operation. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world.

Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and are nearing completion with approval of the project’s Environmental Assessment (“EA”) received from the Province of Saskatchewan and Canadian Nuclear Safety Commission hearing dates set in the fall of 2025 for Federal approval of the EA and project construction license.

Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (“MLJV”), which includes unmined uranium deposits (with the mining at the McClean North deposit via the MLJV’s Surface Access Borehole Resource Extraction (SABRE) mining method having commenced in July 2025) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Joint Venture’s Midwest Main and Midwest A deposits, and a 70.55% interest in the Tthe Heldeth Túé (“THT”) and Huskie deposits on the Waterbury Lake Property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, Denison has direct ownership interests in properties covering ~384,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%), and Christie Lake (JCU, 34.4508%).

In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this press release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes ‘forward-looking information’ within the meaning of the applicable United States and Canadian legislation, concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘potential’, ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will’ ‘be taken’, ‘occur’ or ‘be achieved’.

In particular, this press release contains forward-looking information pertaining to the following: statements relating to the Offering, including the option to purchase additional Notes, if any, the terms of the Notes, the anticipated timing for closing of the Offering, the anticipated use of proceeds and the intention to enter into capped call transactions; and expectations regarding Denison’s joint venture ownership interests and agreements with third parties.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 28, 2025 under the heading ‘Risk Factors’ or in subsequent quarterly financial reports. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.